UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 2002

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.   Name and business address of person filing statement.

     Donald C. Hintz
     639 Loyola Ave.
     New Orleans, LA 70161

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Refer to companies listed in Item 4

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

     President of
     Entergy Corporation
     Entergy Services, Inc.

     Chairman of the Board of Directors of:
     Entergy Holdings, Inc.
     Entergy Services, Inc.
     Entergy Technology Holding Company

     Director of:
     Entergy Arkansas, Inc.
     Entergy Gulf States, Inc.
     Entergy Holdings, Inc.
     Entergy Louisiana, Inc.
     Entergy Mississippi, Inc.
     Entergy New Orleans, Inc.
     Entergy Enterprises, Inc.
     Entergy Nuclear Generation Company
     Entergy Nuclear Holding Company
     Entergy Nuclear Holding Company #1
     Entergy Nuclear Holding Company #3
     Entergy Nuclear New Hampshire Investment Company, Inc.
     Entergy Nuclear New York Investment Company I
     Entergy Nuclear New York Investment Company II
     Entergy Nuclear New York Investment Company III
     Entergy Nuclear Potomac Company
     Entergy Nuclear Vermont Investment Company
     Entergy Nuclear, Inc.
     Entergy Operations Services, Inc.
     Entergy Operations, Inc.
     Entergy PTB Holding Company
     Entergy Resources, Inc.
     Entergy Retail Holding Company
     Entergy Retail Texas, Inc.
     Entergy Services, Inc.
     Entergy Technology Holding Company
     GSG&T
     Southern Gulf Railway Company
     System Energy, Inc.
     System Fuels, Inc.
     TLG Services, Inc.

     Member of Management Committee of:
     Entergy Nuclear Fitzpatrick LLC
     Entergy Nuclear Indian Point 2 LLC
     Entergy Nuclear Indian Point 3 LLC
     Entergy Nuclear Vermont Yankee LLC
     Entergy Select LLC

     My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy
     Regulatory Commission and members, officers and employees of such Commissions.

     The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                       Salary or other compensation
          Name of      During Prior    To be    Person or company
         Recipient         Year      received   from whom received
                           (a)          (b)     or to be received
      D. C. Hintz        $18,225      $18,954   Entergy Services, Inc.

5(b) Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine       $2,909
         expenses charged to client:
     (b) Itemized list of all other    No other expenses
         expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2001 and as a supplemental statement to such advance statement.

(Signed)  /s/ Donald C. Hintz      Dated:  January  23, 2002